Butterfield Completes Acquisition of ABN AMRO (Channel Islands) Limited

Hamilton, Bermuda-15 July 2019: The Bank of N.T. Butterfield & Son Limited (“Butterfield”) (NYSE: NTB | BSX: NTB.BH) today announced that it has completed the acquisition of ABN AMRO (Channel Islands) Limited (“ABN AMRO CI”), the Channel Islands-based banking subsidiary of ABN AMRO Bank N.V., following receipt of all regulatory approvals.

Effective today, ABN AMRO CI has been renamed Butterfield Bank (Channel Islands) Limited (“BBCI”). Over the next 12 months, Butterfield anticipates that BBCI will be fully integrated with Butterfield Bank (Guernsey) Limited, which has operated in the Channel Islands for more than 45 years, and all of Butterfield’s Guernsey banking clients will be served by the combined bank.

Michael Collins, Butterfield’s Chairman and Chief Executive Officer, said “We are excited to close the acquisition of ABN AMRO’s banking business in the Channel Islands, which is progressing generally as planned and consistent with our expectations announced on 25 April 2019. Butterfield’s combined and expanded banking presence in Guernsey and Jersey now represents a substantial part of our group’s banking business and supports our view of the Channel Islands as a leading international financial centre and a growth market for Butterfield.
“I am particularly pleased to welcome our new colleagues in the Channel Islands to Butterfield. The team has a well-earned reputation for innovation and excellent client service, which we intend to continue in our goal to deliver superior products and service to our customers. As we initiate our integration plans and bring together our teams and systems, we remain focused on delivering a seamless transition to employees and customers. We are committed to communicating with stakeholders our integration progress in a transparent and timely manner. We look forward to growing Butterfield in the Channel Islands together.”
BBCI will operate within the Butterfield group as integration plans for clients and personnel within a combined Butterfield Guernsey bank are being rolled out. Consequently, there are no immediate changes to relationship management contacts, products or services and client online banking access will now be available at https://shore.butterfieldonline.gg.

-ENDS-

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 based on current assumptions and forecasts made by The Bank of N.T. Butterfield & Son Limited (“Butterfield”) management. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target”, “to be”, “likely to”, “can” and other similar words and expressions of the future. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of Butterfield and the forward-looking statements made here. These factors include, but are not limited to, Butterfield’s ability to successfully integrate the operations of ABN AMRO (Channel Islands) Limited into those of Butterfield and Butterfield’s ability to realize the anticipated benefits of the transaction in the expected time-frames or at all. Results may differ due to a variety of factors, including lower revenues than expected, higher operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) and risks associated with the disruption of management’s attention from ongoing business operations due to integration activities. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from Butterfield, or from the SEC, including through the SEC’s website at http://www.sec.gov. Except as otherwise required by law, Butterfield assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Notes to Editors:

Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield group can be obtained from our website at: www.butterfieldgroup.com.

Media Relations Contact:                Investor Relations Contact:
Mark Johnson                    Noah Fields
Vice President, Group Head of Communications        Vice President, Investor Relations
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 1624                Phone : (441) 299 3816
Cellular: (441) 524 1025                E-mail : noah.fields@butterfieldgroup.com
E-mail: mark.johnson@butterfieldgroup.com

Claire Heaume
Manager, Marketing and Communications
Butterfield Bank (Guernsey) Limited
Channel Islands
Phone:  +44(0) 1481 733253
Cellular: +44(0) 7781 136874
E-mail: Claire.Heaume@Butterfieldgroup.com
F:  +44 (0) 1481 714533